United States
Securities and Exchange Commission
Washington, D.C. 20549
FORM 6-K
Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16
of the
Securities Exchange Act of 1934
For the month of
May 2009
Companhia Vale do Rio Doce
Avenida Graça Aranha, No. 26
20030-900 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)
(Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or
Form 40-F.)
(Check One) Form 20-F ☑     Form 40-F ☐
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1))
(Check One) Yes ☐     No ☑
(Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7))
(Check One) Yes ☐     No ☑
(Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.)
(Check One) Yes ☐     No ☑
(If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b). 82-     .)

Press Release
Signature Page

Vale revises 2009 capex budget to US$9.0 billion
Rio de Janeiro, May 21, 2009 — Companhia Vale do Rio Doce (Vale) hereby announces that its Board of Directors approved the revision of its investment budget for 2009 to US$9.035 billion1, compared to the US$14.235 billion budget announced on October 16, 2008. This review basically reflects change in the average price of currencies in which our expected disbursement are denominated, revised equipments and implementation costs, delays mainly associated with environmental licenses, and simplification or change in the scope of certain projects.
According to the revised capex budget, US$6.961 billion2 is to be invested in organic growth, of which US$5.930 billion on projects and US$1.031 billion on research & development (R&D). The maintenance of existing operations has been estimated at US$2.074 billion.
US$3.109 billion will be invested in non-ferrous minerals, representing 34.4% of the total capex for 2009, while ferrous minerals will receive investments of US$2.302 billion, 25.5% of total capex. Expenditures in infrastructure include US$630 million in power generation and US$1.858 billion in logistics, in which the bulk will be dedicated to support our plans to expand our iron ore production capacity. We plan to invest US$578 million in the coal business in 2009.

2009 INVESTMENT BUDGET - US$ million
By category	Revised budget	%	Previous budget	%
Organic growth	6,961	77.0%	11,652	81.8%
Projects	5,930	65.6%	10,178	71.5%
R&D	1,031	11.4%	1,473	10.3%
Support of existing operations	2,074	23.0%	2,584	18.2%
Total	9,035	100.0%	14,235	100.0%
By business area
Ferrous minerals	2,302	25.5%	4,179	29.4%
Non-ferrous minerals	3,109	34.4%	4,785	33.6%
Logistics	1,858	20.6%	3,027	21.3%
Coal	578	6.4%	808	5.7%
Power Generation	630	7.0%	822	5.8%
Steel	259	2.9%	357	2.5%
Others	299	3.3%	257	1.8%
Total	9,035	100.0%	14,235	100.0%
The main projects in terms of financial disbursements in 2009 are: maritime shuttle service (US$595 million), Goro (US$520 million), Carajás 130 Mtpy (US$455 million), Onça Puma (US$435 million), Salobo (US$375 million), Oman (US$353 million), Moatize (US$319 million), Bayóvar (US$308 million), Tubarão VIII (US$230 million), and Serra Sul — mine S11D (US$233 million).

[1]
The capex budget includes financial disbursements in consolidated format according to generally accepted US accounting principles (US GAAP). The main Vale subsidiaries consolidated according to US GAAP are: Vale Inco, MBR, Cadam, PPSA, Alunorte, Albras, Valesul, Vale Manganês S.A., Vale Manganèse France, Vale Manganese Norway AS, Urucum Mineração S.A., Ferrovia Centro-Atlântica (FCA), Vale Australia, Vale International and Vale Overseas.

[2]	These figures do not include acquisitions or potential investments related to our recent acquisitions of iron ore, potash, copper and coal assets.

Ú Description of the main projects

		Budget
		US$ million
		2009	2009
Business	Project	Revised	Previous	Total	Status
Ferrous Minerals/ Logistics	Carajás 130 Mtpy	455	798	2,478	This project will add 30 Mtpy to current capacity. It comprises investments in the installation of a new plant, composed of primary crushing, processing and classification units and significant investments in logistics. The purchase of equipment and work on the fourth car dumper and stockyards is already under way. Start-up planned for 1H11, depending on concession of environmental licenses.

	Carajás — additional 10 Mtpy	85	84	290	This project will add 10 Mtpy of iron ore to the current capacity. It involves investment the overhauling of a dry plant and the acquisition of a new one. Start-up expected for 2H09.

	Carajás Serra Sul (mine S11D)	233	675	11,297	Located on the Southern range of Carajás, in the Brazilian state of Pará, this project will have a capacity of 90 Mtpy. Completion is scheduled for 1H13 subject to obtaining the environment licenses. The project is still subject to approval by the Board of Directors.

	Apolo	9	54	2,509	Project in the Southeastern System with a production capacity of 24 Mtpy of iron ore. Start-up expected for 1H13, subject to market conditions. The project is still subject to approval by the Board of Directors.

	Southeastern Corridor	107	163	553	Expansion of the Vitória a Minas Railroad (EFVM) and the port of Tubarão. Conclusion planned for 2H09.

	Tubarão VIII	230	527	636	Pelletizing plant to be built at the port of Tubarão, in the Brazilian state of Espírito Santo, with a 7.5 Mtpy capacity. Completion originally scheduled for 1H11, subject to market conditions.

	Oman	353	458	1,356	Project for the construction of a pelletizing plant in the Sohar industrial district, Oman, in the Middle East, for the production of 9 Mpty of direct reduction pellets and a distribution center with capacity to handle 40 Mpty. Start up planned for 2H10.

	Litorânea Sul	—	107	935	The Litôranea Sul Railroad will be 165 kilometers long and will give access to the port of Ubu in the state of Espírito Santo. Completion of investments is scheduled for 1H12. Subject to approval by the Board of Directors.

		Budget
		US$ million
		2009	2009
Business	Project	Revised	Previous	Total	Status
Non-Ferrous Minerals	Onça Puma	435	597	2,297	The project will have a nominal production capacity of 58,000 metric tons per year of nickel in ferronickel form, its final product. Conclusion originally planned for 1H10, and start-up depends on market conditions.

	Goro	520	520	4,083	The project will have a nominal production capacity of 60,000 metric tons per year of nickel oxide sinter and 4,600 metric tons of cobalt. Conclusion scheduled for 2H09 and ramp-up period is originally planned for three years, depending on market conditions.

	Totten	51	112	362	Mine in Sudbury, Canada, aiming to produce 8,200 tpy of nickel, copper and precious metals as by-products. Project being implemented and conclusion planned for 1H11, subject to market conditions.

	Salobo	375	459	1,152	The project will have a production capacity of 127,000 metric tons of copper in concentrate. Project implementation under way and civil engineering has started. Conclusion of work scheduled for 1H11, subject to market conditions.

	Salobo expansion	6	39	855	The project will expand the Solobo mine annual production capacity from 127.000 to 254,000 metric tons of copper in concentrate. Conclusion is estimated for 2H13, subject to market conditions.

	Tres Valles	56	56	102	Located in the Coquimbo region in Chile, with an annual production capacity of 18,000 metric tons of copper cathode. Conclusion expected for 1H10.

	Bayóvar	308	279	479	Open pit mine in Peru with nominal capacity of 3.9 million metric tons per year of phosphate. Main implementation license obtained. Project under implementation with conclusion scheduled for 2H10.

	CAP	36	405	2,200	The new alumina refinery will be located in Barcarena, in the Brazilian state of Pará. The plant will have a production capacity of 1.86 Mtpy of alumina, with potential for a future expansion to produce up to 7.4 mtpy. Completion is expected in 2H12.

	Paragominas III	12	81	487	The third phase, Paragominas III, will add 4.95 Mtpy of bauxite to existing capacity and completion is scheduled for 2H12.

Coal	Carborough Downs	122	138	330	Expansion of the Carborough Downs underground coal mine in Central Queensland, Australia. This project includes the installation of a longwall and the duplication of the coal handling and preparation plant (CHPP) to be concluded in 2H09. It will allow the mine to achieve 4.4 Mtpy capacity in 2011.

	Moatize	319	444	1,322	This project is located in Mozambique and will have a production capacity of 11 million tons, of which 8.5 million tons of metallurgic coal and 2.5 million tons of thermal coal. Completion is currently scheduled for 2H10.

		Budget
		US$ million
		2009	2009
Business	Project	Revised	Previous	Total	Status
Energy	Barcarena	103	314	898	Project for the construction of a coal fired power plant with installed capacity of 600 MW in Barcarena, state of Pará, Brazil. ANEEL concession was granted in July 2008 but work depends on obtaining the environmental license to start. Completion planned for the end of 2H11.

	Karebbe	83	119	410	Karebbe hydroelectric power plant in Sulawesi, Indonesia aims to supply 90MW for the Indonesian operations, targeting production cost reduction by substitution of oil as fuel. Work started and main equipment purchased. Scheduled to start up in 1H11.

	Estreito	166	149	514	Hydroelectric power plant on the Tocantins river, between the states of Maranhão and Tocantins, Brazil, has already obtained the implementation license, and is being built. Vale has a 30% share in the consortium that will build and operate the plant, which will have a capacity of 1,087 MW. Completion is planned for 2H10.

For further information, please contact:
+55-21-3814-4540
Roberto Castello Branco: roberto.castello.branco@vale.com
Alessandra Gadelha: alessandra.gadelha@vale.com
Patricia Calazans: patricia.calazans@vale.com
Roberta Coutinho: roberta.coutinho@vale.com
Theo Penedo: theo.penedo@vale.com
Tacio Neto: tacio.neto@vale.com
This press release may include declarations about Vale’s expectations regarding future events or results. All declarations based upon future expectations, rather than historical facts, are subject to various risks and uncertainties. Vale cannot guarantee that such declarations will prove to be correct. These risks and uncertainties include factors related to the following: (a) the countries where Vale operates, mainly Brazil and Canada; (b) the global economy; (c) capital markets; (d) the mining and metals businesses and their dependence upon global industrial production, which is cyclical by nature; and (e) the high degree of global competition in the markets in which Vale operates. To obtain further information on factors that may give rise to results different from those forecast by Vale, please consult the reports filed with the Brazilian Comissão de Valores Mobiliários (CVM), the French Autorité des Marchés Financiers (AMF), and with the U.S. Securities and Exchange Commission (SEC), including Vale’s most recent Annual Report on Form 20F and its reports on Form 6K.

Signatures
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPANHIA VALE DO RIO DOCE (Registrant)
Date: May 21, 2009	By:	/s/ Roberto Castello Branco
Roberto Castello Branco
Director of Investor Relations